EXHIBIT 99.1

News Release dated September 3, 2014, Suncor Energy sells non-core Wilson Creek assets

News Release

FOR IMMEDIATE RELEASE

Suncor Energy sells non-core Wilson Creek assets

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (Sept. 3, 2014) – Suncor Energy today announced it has reached an agreement to sell its Wilson Creek assets located near Rimbey, Alberta to Tamarack Acquisition Corp., a wholly owned subsidiary of Tamarack Valley Energy Ltd., for $168.5 million. Estimated net production year to date from this business was 1,702 boe/d.

Wilson Creek is a Cardium-focused operation (over 80% average Suncor working interest) and includes a 52% working interest in the operated Wilson Creek Unit No. 1 (which produces liquids-rich gas) and associated facilities.

“The sale of the Wilson Creek assets is consistent with our disciplined approach to managing our portfolio,” said Steve Williams, president and chief executive officer. “These are high-quality assets that no longer fit with our core business. We will continue to invest in those assets which are complementary to our core business and fit our long-term strategy.”

The purchase price is subject to closing adjustments based on an adjustment date of July 1, 2014, typical of transactions of this nature. The sale is subject to regulatory approval, including under the Competition Act, and is expected to close in the fourth quarter of 2014.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include estimated production year to date and our assumption that the transaction will close as described in the fourth quarter of 2014. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

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